UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

463013102

(CUSIP Number)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 463013102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Kronman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER See Attachment 1
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) N/A
12.	TYPE OF REPORTING PERSON (see instructions) Voting Group 00 See Attachment 1

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CUSIP No. 463013102	13G

Item 1.

(a)	Name of Issuer Ironclad Performance Wear Corporation

(b)	Address of Issuer’s Principal Executive Offices 2201 Park Place, Suite 101, El Segundo, CA 90245

Item 2.

(a)	Name of Person Filing Richard B. Kronman - See Attachment 1

(b)	Address of the Principal Office or, if none, residence 30111 Harvester Road, Malibu, CA 90265

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $.001 par value per share

(e)	CUSIP Number 463013102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 463013102	13G

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,196,361

(b)	Percent of class: 12.5%

(c)	Number of shares as to which the person has: 9,196,361

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote -0-.

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.  Ownership of Five Percent or Less of a Class.

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

See Attachment 1

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 463013102	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

See Attachments 1 & 2	April 13, 2012
Date

/s/ Richard B. Kronman
Signature

Richard B. Kronman (See attachment 2)
Name/Title

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CUSIP No. 463013102	13G

Attachment 1

Via Federal Express and First Class Mail

Thomas Kreig,

  Secretary

Ironclad Performance Wear Corporation

2201 Park Place, Suite 101

El Segundo, CA 90245

IRONCLAD PERFORMANCE WEAR CORPORATION

STOCKHOLDERS NOTICE OF INTENTION

TO NOMINATE AT STOCKHOLDERS MEETING

The undersigned Stockholder, Richard B. Kronman, hereby gives notice that he intends to nominate the below-listed five persons to the office of Director at the Annual Meeting of Stockholders to be held on May 23, 2012. This notice is given under Article III, Section 2 (b) and (c) of the company Bylaws.

Michael A. Digregorio

Kenneth J. Frank, M.D.

Charles H. Giffen

Charles W. Hunter

Marcel Sassola

Nominating Stockholder Information

Name: Richard B. Kronman

Age: 65

Business Address: N/A

Residence Address: 30111 Harvester Rd., Malibu, CA 90265

Principle Occupation: Recruiter

Class & Number Beneficially Owned: Common 1,000,000, held by UBS Account No. LW 78668, Common 1,283,110, held by Merrill Lynch, Account No. 6NV05048

If you believe that this notice is deficient in any respect, please notify me immediately.

Nominating stockholder:

/s/ Richard B. Kronman                        Date: 4-5-2012

Signature - Richard B. Kronman

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CUSIP No. 463013102	13G

Nominee #1

Name: Michael D. DiGregorio

Age: 57

Business Address: 4358 Cresthaven Drive, Westlake Village, CA 91362

Residence Address: N/A

Principle Occupation: Business Consultant

Class and Number Beneficially Owned: 100,000 common

There are no arrangements or understandings between stockholder and nominees, except that each nominee has indicated an intention to vote for the candidates nominated by Mr. Kronman.

The undersigned consents to serve as director of Ironclad Performance Wear Corporation.

/s/ Michael DiGregorio                                 Date: April 5, 2012

Signature - Michael DiGregorio

Nominee #2

Name: Kenneth J. Frank, M.D.

Age: 65

Business Address: 3710 State Street, Santa Barbara, CA 93105

Residence Address: 730 El Rodeo Road, Santa Barbara, CA 93110

Principle Occupation: President - health products distributor

Class and Number Beneficially Owned: Common 5,842,951

There are no arrangements or understandings between stockholder and nominees, except that each nominee has indicated an intention to vote for the candidates nominated by Mr. Kronman.

The undersigned consents to serve as director of Ironclad Performance Wear Corporation.

/s/ Kenneth J. Frank                                 Date: April 5, 2012

Signature

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CUSIP No. 463013102	13G

Nominee #3

Name: Charles H. Giffen

Age: 54

Business Address: 908 N. Genesee Ave., #3, W. Hollywood CA 90046

Residence Address: 908 N. Genesee Ave., #3, W. Hollywood CA 90046

Principle Occupation: Business Management Consultant

Class and Number Beneficially Owned: N/A

There are no arrangements or understandings between stockholder and nominees, except that each nominee has indicated an intention to vote for the candidates nominated by Mr. Kronman.

The undersigned consents to serve as director of Ironclad Performance Wear Corporation.

/s/ Charles H. Giffen                                 Date: 4/3/12

Signature

Nominee #4

Name: Charles W. Hunter

Age: 54

Business Address: N/A

Residence Address: 2958 Carrilloway, Carlsbad, CA 92009

Principle Occupation: Executive Coach

Class and Number Beneficially Owned: 31,800 common

There are no arrangements or understandings between stockholder and nominees, except that each nominee has indicated an intention to vote for the candidates nominated by Mr. Kronman.

The undersigned consents to serve as director of Ironclad Performance Wear Corporation.

/s/ Charles W. Hunter                                 Date: 5 Apr 2012

Signature

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CUSIP No. 463013102	13G

Nominee #5

Name: Marcel Sassola

Age: 52

Business Address: Injectible Therapy Services, 1057 Gayley Avenue

                                  Los Angeles, CA 90027

Residence Address: 7771 Heron Court, Goleta, CA 93101

Principle Occupation: Pharmacist

Class and Number Beneficially Owned: 2,038,500 Common

There are no arrangements or understandings between stockholder and nominees, except that each nominee has indicated an intention to vote for the candidates nominated by Mr. Kronman.

The undersigned consents to serve as director of Ironclad Performance Wear Corporation.

/s/ Marcel Sassola                                 Date: 4-5-2012

Signature

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CUSIP No. 463013102	13G

Attachment 2

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 13, 2012	/s/ Michael A. DiGregorio
Michael A. DiGregorio

Dated: April 13, 2012	/s/ Kenneth J. Frank
Kenneth J. Frank, M.D.

Dated: April 13, 2012	/s/ Charles H. Giffen
Charles H. Giffen

Dated: April 13, 2012	/s/ Charles W. Hunter
Charles W. Hunter

Dated: April 13, 2012	/s/ Marcel Sassola
Marcel Sassola

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